

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2015

Via E-mail
Daniel R. Sink
Chief Financial Officer
Kite Realty Group Trust
30 S. Meridian Street, Suite 1100
Indianapolis, IN 46204

      Re: Kite Realty Group Trust
              Form 10-K for the fiscal year ended December 31, 2014
              Filed February 27, 2015
              File No. 1-32268

Dear Mr. Sink:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Daniel L. Gordon

                      Daniel L. Gordon
                      Senior Assistant Chief Accountant